SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of    January   , 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: January 8, 2004	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
WEDNESDAY, JANUARY 7, 2004

Shell Canada settles fuel additive class action

Calgary, Alberta — Shell Canada Products today settled a class-action lawsuit that arose from a fuel additive Shell used in its gasoline between March 2001 and April 2002.

Some customers may have experienced fuel gauge or fuel pump problems as a result of using this gasoline. Shell regrets any inconvenience this problem may have caused customers.

“As soon as we understood the problem, we moved quickly to change the additive and address customer concerns,” said Terry Blaney, Shell’s Vice President of Marketing. “We’ve worked very hard since then to fully resolve the issues related to using this additive.”

Settlement terms include three classes of claims and compensation depending on vehicle make, model and year.

Since learning of the problem, Shell has addressed customer concerns and believes the majority of affected customers have already been compensated under Shell’s voluntary program.

The settlement applies to consumers across Canada, except Quebec. Notices about the settlement will be published in late-January.

Shell Canada is confident the settlement will not have a material financial impact.

Shell assures all customers of the quality of its products. Consumers can continue to enjoy worry-free driving with Shell gasoline.

Customers with questions about the settlement can contact Shell at 1-866-691-2697.

Settlement details attached.

For more information, contact:

Simone Marler	Janet Annesley
Manager, Public Affairs	Public Affairs Representative
(403) 691-2065	(403) 691-2646

Shell Class Action Settlement

A settlement has been reached in the class actions filed against Shell Canada Limited on behalf of persons who used Shell gasoline products between March 1, 2001 and April 15, 2002 and who incurred out-of-pocket expenses due to fuel system problems before July 31, 2002. The settlement applies to Canadian residents outside of Quebec.

Under the settlement, Shell will compensate people who owned or leased vehicles that were filled with at least $100 worth of Shell branded gasoline between March 1, 2001 and April 15, 2002 and that experienced fuel pump or fuel sensor problems before July 31, 2002.

There are three classes of claims and compensation:

1.	People who owned or leased 1996-2002 Chrysler vehicles (except Jeeps) will be fully reimbursed for fuel pump and fuel sensor repairs and for eligible out-of-pocket expenses.

2.	People who owned or leased other 1996-2002 vehicles and who can establish that the fuel pump or fuel-sending unit had a particular residue on it will be reimbursed for eligible repairs and out-of-pocket costs to a maximum of $175.

3.	People who owned or leased pre-1996 vehicles and who can establish that the fuel pump or fuel-sending unit had a particular residue on it will be reimbursed for eligible repairs and out-of-pocket expenses to a maximum of $100.

Payments made to a class member under Shell’s voluntary compensation program will be deducted from any payment under the settlement.

A copy of the complete settlement agreement is posted at www.shell.ca.

Customers with questions about the settlement can contact Shell at 1-866-691-2697.